

September 2, 2020

Marc A. Cohen
Chief Executive Officer
C4 Therapeutics, Inc.
490 Arsenal Way, Suite 200
Watertown, MA 02472

> **Re: C4 Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 6, 2020**
> **File No. 377-03378**

Dear Mr. Cohen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted August 6, 2020

Prospectus Summary, page 1

1. Refer to the pipeline table on pages 2 and 88. Please add columns to reflect the material phases of the development of your product candidates, including the phases of clinical development, to more accurately reflect each candidate's stage of development. Also discuss the significance of the "Lead Optimization" column and how this column provides meaningful information to investors or revise.

Implications of Being an Emerging Growth Company, page 5

2. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential

investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Nolan McWilliams at 202-551-3217 to discuss how to submit the materials, if any, to us for our review.

Use of Proceeds, page 63

3.   Refer to the first three bullet points. You state that you intend to use net proceeds to fund "portions" of later stages of respective product development. To the extent known, please quantify the estimated amounts of additional proceeds to fund each product candidate through regulatory approval. Similarly revise the carryover risk factor on pages 12-13 and Funding Requirements on pages 80-81.

Calico License Agreement, page 75

4.   Please disclose the amounts of the payments you have already received from Calico (i.e., the nonrefundable upfront payment and the "certain annual payments" you refer to in the last paragraph beginning on page 75).

Critical Accounting Policies and Use of Estimates, page 81
Stock Options, page 83

5.   We note the stock options awarded during 2019 and in July 2020 on page 84. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business, page 86

6.   Given the current state of development of your product candidates, please substantiate or provide the basis for your beliefs regarding the potential effectiveness of the TORPEDO platform. By way of example, we note statements in the second paragraph on page 86 that your approach "maximizes [y]our potential to create effective drugs across many targets"; in the carryover paragraph on page 97 that you can "effectively target disease-causing proteins"; and in the last paragraph on page 104 "that by degrading BRD9, this dependency can be effectively targeted."

7.   Please substantiate that Cereblon is "the only clinically validated E3 ligase for targeted protein degradation." Similarly substantiate your statement in the first bullet point on page 96 that approved drugs have "harnessed Cereblon effectively and safely."

Our Strategy, page 88

8.   Refer to the last bullet point. To the extent known, please quantify the estimated additional investment to develop the TORPEDO platform and acquire additional

intellectual property and discuss the time frame and any material milestones for these investments.

Government Regulation, page 116

9. Please discuss FDA approval of first-line, second-line, and third-line cancer therapies and the effect these characterizations have on the time frame for product development and the potential market. We note the last paragraph of the carryover risk factor on pages 19-20 and the first full risk factor on page 30.

Executive Employment Arrangements, page 139

10. Please file the employment arrangement with each respective named executive officer. Refer to Item 601(b)(10) of Regulation S-K.

Description of Capital Stock
Choice of Forum, page 156

11. Please reconcile your disclosure here that the U.S. District Court for the District of Massachusetts is the exclusive forum provision for claims under the Securities Act with the carryover risk factor on pages 58-59 that the exclusive forum provision does not apply to claims under the Securities Act or Exchange Act. Additionally, to the extent a federal district court is the exclusive forum for claims under the Securities Act, state here and in the risk factor that stockholders will not be deemed to have waived the company's compliance with the federal securities laws.

Financial Statements
Notes to Financial Statements
(2) Summary of Significant Accounting Policies, page F-6

12. Tell us why you do not disclose when you adopted ASC 842.

(7) Collaboration and License Agreements, page F-16

13. Given the materiality of revenues generated pursuant to the Calico Agreement, please revise to disclose the amount of the nonrefundable upfront fee and certain annual payments received (as indicated on pages 75 and F-20), as well as the length of the contractual term or explain why disclosure for these items is not needed.

14. Please reconcile the $59.9 million transaction price of the Restated Roche Agreement as mentioned on page 77 with the aggregate $61.9 million (consisting of $29.0 million to the research and development performance obligations for targets 1-3, $4.1 million to the three material rights and $28.8 million to the option to nominate targets 4-6 and the three material rights related to these options) as listed on page F-19. Quantify if the difference is a $2 million milestone achieved in 2019, and disclose what triggered the milestone.

General

15.   Please provide mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

    You may contact Jenn Do at 202-551-3743 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences